UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                                   (Mark One)

          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2003

                                       OR

        [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                       For the transition period from          to

                         Commission file number 0-15279


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           GENERAL COMMUNICATION, INC.
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           GENERAL COMMUNICATION, INC.
                         2550 Denali Street, Suite 1000
                             Anchorage, Alaska 99503

                                     GENERAL COMMUNICATION, INC.
                               QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

                                            FORM 11-K

                                FOR THE YEAR ENDED DECEMBER 31, 2003

                                         TABLE OF CONTENTS

                                                                                                      Page No.
                                                                                                      --------
Report of Independent Registered Public Accounting Firm dated May 28, 2004...............................3

Statements of Net Assets Available for Benefits at December 31, 2003 and 2002............................4

Statements of Changes in Net Assets Available for Benefits for the Years Ended
   December 31, 2003 and 2002............................................................................5

Notes to Financial Statements............................................................................6

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)..........................................16

Schedule H, Line 4j - Schedule of Reportable Transactions...............................................17

Signature...............................................................................................18

Exhibits:

Exhibit No.                            Description
-----------  ----------------------------------------------------------------------
   23.1      Consent of KPMG LLP (Independent Registered Public Accounting Firm) *

 -------------
   *  Filed herewith.
 -------------

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



The Plan Trustees
General Communication, Inc. Qualified
   Employee Stock Purchase Plan


We have audited the accompanying statements of net assets available for benefits of General Communication, Inc. Qualified Employee Stock Purchase Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of General Communication, Inc. Qualified Employee Stock Purchase Plan as of December 31, 2003 and 2002, and the changes in those net assets available for benefits for the years ended December 31, 2003 and 2002, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) and supplemental schedule H, line 4j-schedule of reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting Disclosures under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/
KPMG LLP

Anchorage, Alaska
May 28, 2004

                                               GENERAL COMMUNICATION, INC.
                                          QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

                                     Statements of Net Assets Available for Benefits

                                                December 31, 2003 and 2002

                                                                                2003              2002
                                                                          --------------    --------------
         Assets
         Cash and cash equivalents                                       $          ---                 3
                                                                          --------------    --------------
         Investments, at fair value:
           Non-participant directed:
              Common stock                                                    8,946,387        29,044,279
                                                                          --------------    --------------
           Participant directed:
              Common stocks                                                  43,070,030         8,827,050
              Mutual funds                                                    8,816,103         4,387,931
              Common/collective trust                                         2,356,358           707,308
                                                                          --------------    --------------
                                                                             54,242,491        13,922,289

           Participant loans                                                  1,024,957           875,297
           Pending settlements                                                   11,008             4,084
                                                                          --------------    --------------
                Total investments, at fair value                             64,224,843        43,845,949
                                                                          --------------    --------------
         Receivables:
           Employee contributions                                               184,367           162,415
           Employer contributions                                               154,561           134,853
           Investment income                                                      9,864             8,399
                                                                          --------------    --------------
                                                                                348,792           305,667
                                                                          --------------    --------------
         Liabilities
         Excess contributions refundable:
           Employee                                                            (146,918)              ---
           Employer                                                            (127,112)              ---
                                                                          --------------    --------------
                                                                               (274,030)              ---
                                                                          --------------    --------------
                  Net assets available for benefits                      $   64,299,605        44,151,619
                                                                          ==============    ==============

         See accompanying notes to financial statements.

                                              GENERAL COMMUNICATION, INC.
                                        QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                              Statements of Changes in Net Assets Available for Benefits
                                        Years Ended December 31, 2003 and 2002

                                                                                   2003               2002
                                                                            ---------------    ---------------
Contributions:
   Employee                                                                $    4,940,531          4,940,036
   Employer                                                                     3,989,447          4,065,147
                                                                            ---------------    ---------------
                                                                                8,929,978          9,005,183
                                                                            ---------------    ---------------
Investment income:
   Net appreciation (depreciation) in fair value of investments                13,284,796         (8,966,795)
   Dividend income                                                                128,606            101,571
   Interest income                                                                 69,314             81,644
                                                                            ---------------    ---------------
                                                                               13,482,716         (8,783,580)
                                                                            ---------------    ---------------
     Increase in net assets available for benefits                             22,412,694            221,603

Employee withdrawals                                                            2,264,708          1,695,533
                                                                            ---------------    ---------------

     Net increase (decrease) in net assets available for benefits              20,147,986         (1,473,930)

                                                                               (1,010,770)        (1,010,770)
Net assets available for benefits at beginning of period                       44,151,619         45,625,549
                                                                            ---------------    ---------------
     Net assets available for benefits at end of period                    $   64,299,605         44,151,619
                                                                            ===============    ===============

See accompanying notes to financial statements.

                           GENERAL COMMUNICATION, INC.
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                          Notes to Financial Statements

(1)      Description of Plan
         The following description of the General Communication, Inc. Qualified Employee Stock Purchase Plan ("Plan") provides general information only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

            General
            The Plan is a defined contribution plan covering employees of General Communication, Inc. ("GCI") and affiliated companies (collectively, the "Company") who have completed one year of service, as defined in the Plan document.

            Contributions
            The Plan provides for a qualified cash or deferred arrangement as defined in Section 401(k) of the Internal Revenue Code of 1986 ("Code"). A participant may elect the following methods to make employee contributions:

               (1) Salary Reduction Contributions which will not be included in the participant's current earnings for federal income tax purposes but rather are taxable upon distribution, or

               (2) Non-qualified Voluntary Contributions ("after-tax
                   contributions") which will be included in the participant's current earnings for federal income tax purposes and are not taxable upon distribution.

            Eligible employees of the Company may elect to reduce their compensation in any amount up to 50% of such compensation subject to a maximum of $12,000 in 2003 and up to 10% of such compensation subject to a maximum of $11,000 in 2002; they may contribute up to 10% of their compensation with after-tax dollars; or they may elect a combination of salary reduction and after-tax contributions.

            The combination of salary reduction, after-tax, forfeited and matching contributions cannot exceed the lesser of 100% of any employee's compensation (determined after salary reduction), or $40,000 for 2003 and 2002.

            Compensation considered for all Plan purposes is subject to a compensation ceiling of $200,000 in 2003 and 2002. Eligible employees were allowed to make catch-up contributions of no more than $2,000 and $1,000 in 2003 and 2002, respectively. These catch-up contributions are not eligible to receive employer-matching contributions.

            Employee contributions invested in GCI Class A and Class B common stock may receive up to 100% matching, as determined each year by the Company's Board of Directors, in GCI Class A and Class B common stock. Employee contributions invested in other than GCI Class A and Class B common stock may receive up to 50% matching, as determined each year by the Company's Board of Directors, in GCI Class A and Class B common stock. No more than 10% of any one employee's compensation will be matched in any pay period.

            Matching amounts contributed to the Plan by the Company are not taxed to the employee until distribution upon retirement, hardship, disability, death or termination of employment. Plan earnings are taxable to the employee either upon distribution or, in the case of GCI common stock distributions, upon eventual disposition of the stock.


                                       6                             (Continued)

                           GENERAL COMMUNICATION, INC.
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                          Notes to Financial Statements

            Participant Accounts
            Each participant account is credited with the participant's contributions, employer matching contributions and allocations of Plan earnings. Plan earnings are allocated quarterly. Earnings of assets other than GCI Class A and Class B common stock are allocated based on the participant's weighted average account balance (excluding GCI common stock) as a proportion of total weighted average account balances (excluding GCI common stock) during the calendar quarter. Earnings on GCI common stock are allocated to the accounts holding such common stock, based upon the number of shares held by each participant account at the end of the calendar quarter.

            Vesting
            A participant's interest in his or her Salary Reduction Contributions and Non-qualified Voluntary Contributions is always fully vested and is not subject to forfeiture.

            The participant's interest in the Company matched portion of their account ("Matching Account") is vested based upon years of service with the Company (as defined in the Plan document), in accordance with the following schedule:

                              Years of Service           Vested Percentage
                          --------------------------   --------------------
                          Less than 1                           0%
                          1 or more but less than 2            20%
                          2 or more but less than 3            30%
                          3 or more but less than 4            45%
                          4 or more but less than 5            60%
                          5 or more but less than 6            80%
                          6 or more                           100%

            Any portion of a participant's account which is forfeitable shall be forfeited on the earlier of the date a terminated participant receives a distribution or the date on which the participant experiences five consecutive one-year breaks in service (as defined in the Plan document).

            A participant's interest in their Matching Account fully vests without regard to the number of years of service when the participant, while still employed: (i) attains Normal Retirement Age (as defined in the Plan document) and retires under the terms of the Plan; (ii) dies; or (iii) becomes totally and permanently disabled. A participant's interest in their Matching Account fully vests upon the termination or partial termination of the Plan or upon complete discontinuance of Company contributions.

            If a participant terminates participation for any reason other than attainment of Normal Retirement Age and retirement, death or disability while any portion of his or her account in the Plan is forfeitable, and receives a distribution of his or her vested account balance attributable to Company matching contributions not later than the close of the second Plan year following the Plan year in which participation terminated, then upon becoming an eligible employee, the participating employee will have the right to repay the distribution to the Plan in accordance with Plan provisions. The shares of that participating employee's account previously forfeited will be restored.

            Forfeitures
            If a participating employee terminates participation for any reason other than attainment of Normal Retirement Age and retirement, death or disability, that portion of his or her account attributable to Company matching contributions which has not vested will be forfeited. All amounts so forfeited will be used to reduce future Company matching contributions. During 2003 and 2002, employer contributions were reduced by $103,509 and $223,939, respectively,


                                       7                             (Continued)

                           GENERAL COMMUNICATION, INC.
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                          Notes to Financial Statements

            from forfeited nonvested accounts. At December 31, 2003, $132,239 had been forfeited but had not yet been used to reduce the Company's match.

            Participant Loans
            Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the portion of their account balance comprised of participant contributions and earnings upon such contributions. Loan transactions are treated as a transfer to (from) the appropriate investment fund (from) to the participant's loan. Loan terms range from 1-5 years. Loans are secured by the vested balance in the participant's account and earn interest at a fixed rate calculated at the loan date. The fixed rate is calculated using the prime rate reported in the Wall Street Journal at the loan date plus 2%. Principal and interest is paid ratably through semi-monthly payroll deductions.

(2)      Summary of Significant Accounting Policies
         The Plan financial statements are based on the accrual method of accounting in accordance with generally accepted accounting principles. Plan investments are stated at fair value.

         In preparing the financial statements, the Plan administrator is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and additions and deductions to (from) net assets for the period. Actual results could differ from those estimates and assumptions.

         At December 31, 2003 the fair values of GCI Class A common stock, Comcast Corporation Class A common stock, AT&T Corporation common stock and AT&T Wireless Corporation common stock are based on the average of the bid and ask prices during the day as listed on the National Association of Securities Dealers Automated Quotation (NASDAQ) National Market System. The value of WorldCom common stock and MCI Group-WorldCom Inc. common stock is based on the Over-the-Counter Bulletin Board and Pink Sheets price at December 31, 2003. GCI Class B common stock is traded on the Over-the-Counter market. GCI Class B common stock is convertible share-for-share into GCI Class A common stock and is valued based on Over-the-Counter activity. Mutual fund investments are carried at fair value, as determined by individual fund management, based upon quoted market prices.

         The Common/Collective Trust invests primarily in money market instruments, U.S. Government agency obligations, and investment contracts. The Plan's ownership in the Common/Collective Trust is carried at fair value based on the investment's net asset value per unit. Money market instruments and U.S. Government agency obligations in the Common/Collective Trust are valued at amortized cost. The investment contracts in the Common/Collective Trust are carried at either contract value, which approximates fair value for contracts that are fully benefit responsive, or at contract book value which approximates amortized cost.

         Pending Settlements represent the value of sold or purchased securities during the three-business day settlement period.

         Purchases and sales of securities are recorded on a trade-date basis.

(3)      Administration of Plan Assets
         Merrill Lynch is the Plan's recordkeeper and asset trustee. Administrative expenses related to the Plan of $14,732 and $22,013 for the years ended December 31, 2003 and 2002, respectively, are paid directly by the Company to the recordkeeper and the asset trustee. The asset trustee charges trade fees for all transactions in common stock investments. Trade fees for mutual fund investments, if any, are described in each fund's prospectus. Company employees provide administrative support to the Plan but no employee receives compensation from the Plan.


                                       8                             (Continued)

                           GENERAL COMMUNICATION, INC.
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                          Notes to Financial Statements

(4)      Amendment or Termination
         The Company's Board of Directors has reserved the right to amend or terminate the Plan. No amendment may reduce the accrued benefits of any participant or give the Company any interest in the trust assets of the Plan. In the event of termination of the Plan, a participant with respect to the Plan becomes fully vested in his or her Matching Account.

(5)      Investments
         Investment choices offered to Plan participants at December 31, 2003 were as follows:

              Common Stock:
              o  GCI Class A and Class B

              o  AT&T Corporation

              o  AT&T Wireless Corporation

              o Comcast Corporation- on November 15, 2002, AT&T Corporation distributed shares of Comcast Corporation to its shareholders. Shareholders received 0.3235 share of Comcast Corporation common stock for each share of AT&T Corporation common stock outstanding.

              o WorldCom- this common stock was delisted from The NASDAQ Stock Market on July 30, 2002, as a result of WorldCom Inc.'s bankruptcy filing in July 2002. Beginning February 14, 2003, plan participants were not allowed to purchase WorldCom Group common stock.

              o MCI Group-WorldCom, Inc.- this common stock was delisted from The NASDAQ Stock Market on July 30, 2002, as a result of WorldCom, Inc.'s bankruptcy filing in July 2002. Beginning February 14, 2003, plan participants were not allowed to purchase MCI Group common stock.

              Common/Collective Trust:
              o Merrill Lynch Retirement Preservation Trust - a collective trust seeking to provide preservation of principal, liquidity and current income that is typically higher than money market accounts, by investing in a broadly diversified portfolio of Guaranteed Investment Contracts, U.S. government agency securities, and high-quality money market securities.

              Mutual Funds:
              o Alger Large Cap Growth Institutional Portfolio Fund - a mutual fund seeking long-term capital appreciation. The fund normally invests at least 65% of its total assets in equity securities of companies that, at the time of purchase, have a total market capitalization of $1 billion or greater. The fund may also invest up to 35% of its total assets in equity securities of companies that, at the time of purchase, have a total market capitalization of less than $1 billion. In addition, the Fund may invest up to 20% of its total assets in foreign securities.

              o AIM International Growth Fund - a mutual fund seeking to provide long-term growth of capital by investing in a diversified portfolio of international equity securities, the issuers of which are considered by fund management to have strong earnings momentum. The fund normally invests at least 70% of its total assets in marketable equity securities (including common stock, preferred stock, depositary receipts for stock and other securities having the characteristics of stock) of foreign companies which are listed on a recognized foreign securities exchange or traded in a foreign over-the-counter market. The fund may also

                                       9                             (Continued)

                           GENERAL COMMUNICATION, INC.
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                          Notes to Financial Statements

                 invest up to 20% of its total assets in securities exchangeable for, or convertible into, equity securities of foreign companies. The fund will emphasize investments in foreign companies in the developed countries of Western Europe and the Pacific Basin, and may also invest, to a limited extent, in the securities of companies located in developing countries in various regions of the world.

              o AIM Mid-Cap Core Equity Fund - a mutual fund seeking long-term growth of capital. The fund invests at least 65% of its total assets in equity securities of U.S. middle-capitalization companies, which are defined as companies with market capitalization between $1 billion and $5 billion. Fund management uses a multistage process to identify companies that possess sustainable above-average growth at an attractive offering price. The fund may invest up to 35% of its total assets in equity securities of U.S. companies that have market capitalizations of less than $1 billion or greater than $5 billion, as well as in equity securities of issuers not located in the U.S. In addition, the fund may invest up to 35% of its total assets in investment grade debt securities, including U.S. and foreign government securities and corporate debt securities. Generally, the value of fixed-income securities can be expected to vary with changes in prevailing interest rates (i.e., as interest rates rise, the market value of such securities tends to decrease, and vice versa). The Fund may also buy and sell certain "derivative" instruments, contracts or options for the purpose of hedging, when advisable and consistent with the fund's investment objective, subject to certain limitations. Such hedging strategies involve special risks. In addition, there is no guarantee that the hedging strategies used by the fund will be successful.

              o American Intermediate Bond Fund of America - a mutual fund seeking to provide current income. The Fund invests exclusively in securities which are primary or direct obligations of or guaranteed by the U.S. government, its agencies or instrumentalities, as well as certain collateralized mortgage obligations. Such securities include: (1) U.S. Treasury bills, notes and bonds; (2) U.S. government agency and instrumentality obligations; and (3) mortgage obligations collateralized by the Government National Mortgage Association, the Federal National Mortgage Association, or the Federal Home Loan Mortgage Corporation Participation Certificates. An investment in the Fund is neither insured nor guaranteed by the U.S. government.

              o Dreyfus Founders Discovery Fund - a mutual fund seeking capital appreciation. The fund normally invests at least 65% of its total assets in common stocks of small, rapidly growing U.S.-based companies with small market capitalizations. The fund may invest up to 30% of its total assets in foreign securities.

              o Eaton Vance Utilities Fund - a mutual fund seeking to provide a high level of total return, consisting of capital appreciation and relatively predictable income. The fund invests principally in dividend-paying common stocks of utility companies, including (among others) producers and distributors of gas power and electric energy, and communications service providers. The fund may invest up to 20% of its net assets in fixed-income securities (including up to 10% of net assets in lower rated fixed-income securities), and up to 20% of its total assets in foreign securities. The fund may engage in derivative transactions to protect against price decline, to enhance returns or as a substitute for purchasing or selling securities. The use of these techniques is subject to certain limitations and may expose the fund to increased risk of principal loss. The fund is non-diversified, which means that it may invest a larger portion of its assets in the obligations of a limited number of issuers than a diversified fund. Because the fund concentrates its investments, the value of fund shares may fluctuate more than if the fund invested in a broader variety of investments.

                                       10                            (Continued)

                           GENERAL COMMUNICATION, INC.
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                          Notes to Financial Statements

              o Federated Fund for U.S. Government Securities - a mutual fund seeking current income. The fund invests exclusively in securities that are primary or direct obligations of or guaranteed by the U.S. government, its agencies or instrumentalities, as well as certain collateralized mortgage obligations. Such securities include: (1) U.S. Treasury bills, notes and bonds; (2) U.S. government agency and instrumentality obligations; and (3) mortgage obligations collateralized by the Government National Mortgage Association, the Federal National Mortgage Association, or the Federal Home Loan Mortgage Corporation Participation Certificates. An investment in the Fund is neither insured nor guaranteed by the U.S. government. Generally, the value of fixed-income securities can be expected to vary inversely with changes in prevailing interest rates (i.e., as interest rates rise, the market value of such securities tends to decrease, and vice versa).

              o Lord Abbett Bond Debenture Fund - a mutual fund seeking current income and capital appreciation for a high total return. Under normal circumstances, the fund invests at least 65% of its total assets in bonds and/or debentures. The fund seeks unusual values and may invest substantially in a portfolio of high-yield, lower-quality bonds and notes. The fund may also invest up to 20% of its total assets in foreign debt securities. Generally, the value of fixed-income securities can be expected to vary inversely with changes in prevailing interest rates (i.e., as interest rates rise, the market value of such securities tends to decrease, and vice versa).

              o Merrill Lynch Basic Value Fund - a mutual fund seeking capital appreciation and, secondarily, income by investing in securities, primarily equities, that fund management believes are undervalued. The fund seeks to invest in stocks that possess one or more of the following characteristics:

                 o Stocks that are selling at a discount either from book value (a company's assets, minus its liabilities, divided by the number of shares of common stock outstanding), or from historical price-earnings ratios.
                 o Stocks that seem capable of recovering from situations that caused the companies to become temporarily out of favor.

                 Particular emphasis is placed on securities that provide an above-average dividend return and sell at a below-average price-earnings ratio. This fund may invest up to 25% of its total assets in foreign securities.

              o Merrill Lynch Bond Fund Core Bond Portfolio - a mutual fund seeking a high level of current income through investments primarily in long-term corporate bonds rated A or better by either Moody's Investors Service or Standard & Poor's Rating Group. The fund may invest up to 25% of its total assets in foreign securities. The fund may also seek to hedge its portfolio against market and currency risk through the use of currency and other financial futures contracts and related options transactions.

              o Merrill Lynch S&P 500(R) Index Fund - a mutual fund seeking to provide investment results that, before expenses, replicate the total return of the Standard & Poor's 500 Composite Stock Price Index ("Index"). The Index is composed of the common stocks of 500 large-capitalization companies within various industrial sectors, most of which are listed on the New York Stock Exchange. In seeking this objective, fund management generally will allocate investments among common stocks in approximately the same weightings as the Index. However, certain factors may make the purchase of some stocks impracticable or unnecessary.


                                       11                            (Continued)

                           GENERAL COMMUNICATION, INC.
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                          Notes to Financial Statements

              o MFS Total Return Fund - a mutual fund seeking above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. The fund also seeks reasonable opportunity for growth of capital and income. The fund may invest up to 20% (and expects to invest between 5% and 20%) of its total assets in foreign and emerging market securities. The fund may invest up to 20% in high-yield securities. The fund has the flexibility to invest in derivative securities when fund management believes such securities can provide better value relative to direct investments in stocks or bonds.

              o Oakmark Select Fund - a mutual fund seeking long-term capital appreciation. The fund invests primarily in securities of U.S. issuers. However, it may invest up to 25% of its total assets (valued at the time of investment) in securities of non-U.S. issuers, including foreign government obligations as well as foreign equity and debt securities that are traded over-the-counter or on foreign exchanges. There are no geographic limits on the fund's foreign investments, but the fund does not expect to invest more than 5% of its assets in securities of issuers based in emerging markets. The fund's adviser uses a value investment strategy that evaluates individual companies whose shares trade in the market at significant discounts to what they believe is their true business value. The fund is a non-diversified portfolio that holds a high concentration of assets in a relatively small number of securities.

              o Oppenheimer Quest Balanced Fund - a mutual fund primarily seeking growth of capital and, secondarily, investment income. The fund invests primarily in marketable equity securities traded on national exchanges that fund management believes are undervalued in the marketplace and offer the possibility of increased value. The fund invests at least 25% of its total assets in equity securities, including common stocks and preferred stocks. The fund also invests at least 25% of its total assets in fixed-income senior securities. These securities include bonds, debentures, notes, participation interests, convertible securities, U.S. government obligations and money market instruments. The fund may invest up to 25% of its total assets in lower grade debt securities, and may invest in the securities of foreign issuers. The fund may buy and sell certain derivative instruments, contracts or options for the purpose of hedging, when advisable and consistent with the fund's investment objective, subject to certain limitations.

              o Phoenix-Duff & Phelps Real Estate Securities Fund - a mutual fund seeking capital appreciation and income. The fund normally invests at least 75% of its assets in real-estate-related securities such as real estate investment trusts (REITs). REITs involve certain risks, including refinancing, economic impact on the industry, changes in property value, dependency on management skill, and risks similar to small-company investing. The Fund may invest the balance of its assets in debt securities of companies mainly engaged in the real-estate industry, REMICs, and short-term instruments. Fund management seeks issuers which derive at least 50% of their gross revenues from the ownership, development, construction, financing, management, or sale of real estate. The fund is non-diversified and therefore considered more risky than one that is diversified.

              o PIMCO PEA Innovation Fund - a mutual fund seeking capital appreciation. The fund invests at least 65% of its total assets in common stocks of companies which utilize innovative technologies to gain a strategic competitive advantage in the industry, as well as in companies that provide and service those technologies. Securities are selected with minimal emphasis on more traditional factors, such as growth potential or value relative to intrinsic worth. Special emphasis is placed on companies that fund management believes have innovative technologies in new products, enhanced distribution systems and improved management techniques. Although the fund emphasizes the utilization of technologies, it is not restricted to investment in companies in a particular business sector or industry. The

                                       12                            (Continued)

                           GENERAL COMMUNICATION, INC.
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                          Notes to Financial Statements

                 fund may buy and sell certain "derivative" instruments, contracts or options for the purpose of hedging or increasing its return, when advisable and consistent with the fund's investment objective, subject to limitations.

              o State Street Research Aurora Fund - a mutual fund seeking a high total return, consisting principally of capital appreciation. The fund ordinarily invests at least 65% of its total assets in small-company value stocks. The fund generally expects that most of these stocks will not be larger than the stocks of the largest companies in the Russell 2000(R)Index. Fund management takes a value approach, searching for those companies that appear to be trading below their true worth. The fund reserves the right to invest up to 35% of its total assets in other securities. These may include other types of stocks, such as larger-company stocks or growth stocks. Up to 35% of the fund's total assets may be invested in the securities of foreign issuers. The fund may also buy or sell certain derivative instruments, contracts or options for the purpose of hedging or speculation, when advisable and consistent with the fund's investment objective, subject to certain limitations.

              o Van Kampen Aggressive Growth Fund - a mutual fund seeking capital growth. The fund ordinarily invests at least 65% of its total assets in common stocks and other equity securities fund management believes have above-average potential for capital growth. The fund emphasizes the securities of small- to mid-sized companies, but may also invest in the securities of larger companies that fund management believes have an above-average potential for capital growth. In selecting investments, fund management seeks to identify companies positioned to produce an attractive level of future earnings through the development of new products, services or markets, or as a result of changing market or industry conditions. The fund may buy and sell certain derivative instruments, contracts or options for the purpose of hedging or increasing its return, when advisable and consistent with the fund's investment objective, subject to certain limitations. The Fund may also invest up to 20% of its total assets in the securities of foreign issuers.

         Common stock investment prices per share follow:

                                                                 December 31,       December 31,
                                                                     2003               2002
                                                                ---------------    ---------------
                 GCI Class A                                   $     8.70               6.71
                 GCI Class B                                         8.83               7.60
                 AT&T Corporation                                   20.30              26.11
                 AT&T Wireless Corporation                           7.99               5.65
                 Comcast Corporation                                32.79              23.57
                 WorldCom                                            0.01               0.14
                 MCI Group-WorldCom, Inc.                            0.05               0.18

         Effective January 1, 2003, participating employees were allowed to diversify 100% of their holdings of GCI common stock at December 31, 2002, in other investments offered by the Plan.

         Investments which represent 5% or more of the Plan's net assets at December 31, 2003 and 2002 follow:

                                                                    2003              2002
                                                               --------------   ---------------
                 GCI Class A and Class B common stock:
                   Participant directed                       $  42,846,422         8,652,386
                   Non-participant directed                       8,946,387        29,044,279
                                                               --------------   ---------------
                                                              $  51,792,809        37,696,665
                                                               ==============   ===============

                                       13                            (Continued)

                           GENERAL COMMUNICATION, INC.
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                          Notes to Financial Statements

         The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) have appreciated (depreciated) in value as follows:

                                                                     Years ended December 31,
                                                               ------------------------------------
                                                                     2003                2002
                                                               ----------------    ----------------
                 Common stock                                 $  11,673,464          (8,041,705)
                 Mutual funds                                     1,611,332            (925,090)
                                                               ----------------    ----------------
                                                              $  13,284,796          (8,966,795)
                                                               ================    ================

         Net appreciation (depreciation) in fair value by participant and non-participant directed investments is as follows:

                                                                     Years ended December 31,
                                                               ------------------------------------
                                                                     2003                2002
                                                               ----------------    ----------------
                 Participant directed:
                   Common stock                               $  14,811,275             373,698
                   Mutual funds                                   1,611,332            (925,090)
                                                               ----------------    ----------------
                      Total participant directed                 16,422,607            (551,392)
                 Non-participant directed common stock
                                                                 (3,137,811)         (8,415,403)
                                                               ----------------    ----------------
                                                              $  13,284,796          (8,966,795)
                                                               ================    ================

(6)      Changes in Net Assets of Non-participant Directed Investments
         The GCI Class A and Class B common stock contributed to the Plan by the employer or purchased by the Plan with employer matching funds are non-participant directed investments. The following summarizes the significant components of the changes in net assets of non-participant directed investments:

                                                                     Years ended December 31,
                                                               ------------------------------------
                                                                     2003                2002
                                                               ----------------    ----------------
                 Increase (decrease) in net assets:
                   Contributions                              $   7,659,385           7,619,763
                   Net depreciation                              (3,137,811)         (8,415,403)
                   Interest income                                   36,496              18,639
                   Employee withdrawals                            (262,675)           (917,438)
                   Net transfers to participant directed
                    investments                                 (24,393,287)         (6,735,810)
                                                               ----------------    ----------------
                                                              $ (20,097,892)         (8,430,249)
                                                               ================    ================

(7)      Income Taxes
         The Plan is qualified under Section 401(a) of the Code pursuant to favorable tax determination letters dated December 9, 1987, March 8, 1988, March 13, 1996, February 23, 2001, and June 25, 2002 obtained from the Internal Revenue Service. Although the most recent tax determination letter received by the Plan Sponsor does not yet reflect recent changes made to the Plan, the Plan Administrator believes the Plan is currently designed and is operated in compliance with the applicable requirements of the Code. The trust established pursuant to the Plan is, therefore, exempt from taxation under Section 501(a) of the Code.


                                       14                            (Continued)

                           GENERAL COMMUNICATION, INC.
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                          Notes to Financial Statements

(8)      Subsequent Events
         The Plan was amended in the first quarter of 2004 resulting in the following changes effective April 2004:
         o Up to 100% of all participants' contributions, limited to 10% of any one employee's compensation in a pay period, will be matched with GCI common stock, as determined by the Company's Board of Directors each year, and
         o Participants' will be able to reinvest up to 100% of their existing and future GCI common stock holdings into other investment choices offered by the Plan.

         MCI, Inc. emerged from bankruptcy on April 20, 2004. The WorldCom and MCI Group-WorldCom, Inc. common stocks held by the Plan had no value on this date.

                                                       GENERAL COMMUNICATION, INC.
                                                  QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

                                      Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                                            December 31, 2003
                                                                                                                 (e) Current
 (a)              (b) Identity of Issue                (c) Description of Investment           (d) Cost             Value
-----    ---------------------------------------    -----------------------------------     --------------     ---------------
         Common stock:
*        GCI                                        5,951,625 total shares of Class A
                                                      and Class B common stock              $ 35,638,783       $   51,792,809
         AT&T Corporation                           3,259 shares of common stock              **                       66,156
         AT&T Wireless Corporation                  5,975 shares of common stock              **                       47,743
         Comcast Corporation                        3,323 shares of common stock              **                      108,950
*        WorldCom                                   45,126 shares of common stock             **                          587
*        MCI Group-WorldCom, Inc.                   3,520 shares of common stock              **                          172
                                                                                                                ---------------
                                                                                                                   52,016,417
                                                                                                                ---------------
         Common/collective trust:
         Merrill Lynch Retirement Preservation
           Trust                                    2,356,358 units                           **                    2,356,358

         Mutual fund investments:
         Alger Large Cap Growth Institutional
           Portfolio Fund                           11,544 shares                             **                      130,099
         Oakmark Select Fund                        16,760 shares                             **                      510,676
         Dreyfus Founders Discovery Fund            9,268 shares                              **                      241,331
         American Intermediate Bond Fund of
           America                                  617 shares                                **                        8,543
         Merrill Lynch Basic Value Fund             32,655 shares                             **                      994,671
         Merrill Lynch Bond Fund Core Bond
           Portfolio                                79,979 shares                             **                      937,360
         PIMCO PEA Innovation Fund                  4,256 shares                              **                       72,566
         Phoenix-Duff & Phelps Real Estate
           Securities Fund                          11,322 shares                             **                      230,864
         Van Kampen Aggressive Growth Fund          43,916 shares                             **                      541,480
         Merrill Lynch S&P 500 (R)Index Fund        99,200 shares                             **                    1,353,092
         State Street Research Aurora Fund          42,766 shares                             **                    1,651,198
         Lord Abbett Bond Debenture Fund            25,466 shares                             **                      208,061
         MFS Total Return Fund                      5,466 shares                              **                       82,542
         AIM International Equity Fund              54,834 shares                             **                      894,342
         Oppenheimer Quest Balanced Value Fund      46,658 shares                             **                      763,789
         AIM Mid-Cap Core Equity Fund               828 shares                                **                       22,290
         Eaton Vance Utilities Fund                 8,996 shares                              **                       72,326
         Federated Fund for U.S. Government
           Securities                               12,801 shares                             **                      100,873
                                                                                                                ---------------
                                                                                                                    8,816,103
                                                                                                                ---------------
         Participant loans                          Interest bearing at 6.00% to 11.50%       **                    1,024,957

         Pending settlements                        11,008 units                              **                       11,008
                                                                                                                ---------------
                                                                                                               $   64,224,843
                                                                                                                ===============
      *  Party-in-interest
     **  Not required for participant directed investments

         See accompanying report of independent registered public accounting firm.

                                                       GENERAL COMMUNICATION, INC.
                                                  QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

                                        Schedule H, Line 4j - Schedule of Reportable Transactions

                                                      Year Ended December 31, 2003
                                                                                                        (h) Current
                                                                                                          Value of
                                                                                                          Asset on
  (a) Identity of       (b) Description of      (c) Purchase       (d) Selling       (g) Cost of        Transaction    (i) Net Gain
   Party Involved              Asset                 Price             Price             Asset             Date           (Loss)
-------------------    --------------------    ---------------    ---------------    -------------    --------------  --------------
Series of
 transactions:
    GCI *              Class A common stock    $       3,874      $        ---       $      3,874     $      3,874    $        ---
    GCI *              Class A common stock
                                                         ---        10,760,384         10,759,814              ---             570

*  Party-in-interest

See accompanying report of independent registered public accounting firm.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                                      GENERAL COMMUNICATION, INC.
                                      QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

              Signature                                         Title                                 Date
--------------------------------------      --------------------------------------------      -------------------
/s/ Alfred J. Walker                        Plan Administrator                                   June 23, 2004
--------------------------------------
Alfred J. Walker